UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

WEATHERFORD INTERNATIONAL PLC

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G48833118

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G48833118	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,769,242
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,769,242

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,769,242
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

The percentage set forth in Row 11 of this Cover Page is based on the 69,999,954 Ordinary Shares (as defined herein) outstanding as of December 13, 2019, as reported on the Form 8-K of the Issuer (as defined herein) filed with the Securities and Exchange Commission on December 18, 2019.

CUSIP No. G48833118	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Weatherford International plc

(b)	Address of Issuer’s principal executive offices

2000 St. James Place, Houston, Texas 77056

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”) with respect to the Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”) of Weatherford International plc, a Irish public limited company (the “Issuer”).

BMCM, which is the beneficial owner of 2,110,460 Ordinary Shares, acts as investment manager to, and exercises investment discretion with respect to the Ordinary Shares directly owned by, the following entities (each, a “BlueMountain Fund”):

(i)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 457,845 Ordinary Shares directly owned by it; and

(ii)	BlueMountain Summit Trading L.P., a Delaware limited partnership, with respect to the 698,618 Ordinary Shares directly owned by it; and

(iii)	BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 502,319 Ordinary Shares directly owned by it.

The filing of this statement should not be construed as an admission that BMCM is, for the purpose of Section 13 of the Act, the beneficial owner of any securities owned by the BlueMountain Funds.

(b)	Address or principal business office or, if none, residence

280 Park Avenue, 12th Floor, New York, New York 10017

(c)	Citizenship

See Row 4 of the Cover Page.

(d)	Title of class of securities

Ordinary Shares, par value $0.001 per share

(e)	CUSIP No.

G48833118

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. G48833118	13G	Page 4 of 5 Pages

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.

BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by the BlueMountain Funds.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G48833118	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2020

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Eric M. Albert
Eric M. Albert, Chief Compliance Officer